EXHIBIT 12

DEERE & COMPANY AND CONSOLIDATED SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In millions of dollars)

	Six Months Ended April 30		Year Ended October 31
	2010	2009	2009	2008	2007	2006	2005
Earnings:

Income of consolidated group before income taxes *	$1,353.1	$885.7	$1,339.2	$3,124.7	$2,677.2	$2,175.0	$2,107.0

Dividends received from unconsolidated affiliates	5.6		.4	20.3	13.0	2.6	1.9

Fixed charges excluding unamortized capitalized interest	444.6	562.4	1,079.6	1,171.3	1,174.3	1,036.4	779.2
Total earnings *	$1,803.3	$1,448.1	$2,419.2	$4,316.3	$3,864.5	$3,214.0	$2,888.1

Fixed charges:

Interest expense of consolidated group including capitalized interest	$428.3	$551.8	$1,058.6	$1,163.0	$1,181.9	$1,023.8	$763.2

Portion of rental charges deemed to be interest	17.0	17.2	34.0	34.3	23.1	18.9	18.2
Total fixed charges	$445.3	$569.0	$1,092.6	$1,197.3	$1,205.0	$1,042.7	$781.4

Ratio of earnings to fixed charges *	4.05	2.54	2.21	3.60	3.21	3.08	3.70

The computation of the ratio of earnings to fixed charges is based on applicable amounts of the Company and its consolidated subsidiaries plus dividends received from unconsolidated affiliates.  “Earnings” consist of income before income taxes, the cumulative effect of changes in accounting, discontinued operations and fixed charges excluding unamortized capitalized interest.  “Fixed charges” consist of interest on indebtedness, amortization of debt discount and expense, interest related to uncertain tax positions, an estimated amount of rental expense that is deemed to be representative of the interest factor, and capitalized interest.

The Company has not issued preferred stock.  Therefore, the ratios of earnings to combined fixed charges and preferred stock dividends are the same as the ratios presented above.

*                 Income of consolidated group before income taxes, total earnings and ratio of earnings to fixed charges has been adjusted, if applicable, for prior periods for the adoption of ASC 810, Consolidation (FASB Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements) (See Note 3).

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